Industry Canada Industrie Canada

Certificate of Incorporation

Certificat de constitution

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

6650309 CANADA INC.

665030-9

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

November 1, 2006 / le 1 novembre 2006

Date of Incorporation - Date de constitution

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ARTICLES OF INCORPORATION (SECTION 6) | **STATUTS CONSTITUTIFS (ARTICLE 6)**

Processing Type - Mode de Traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société

6650309 CANADA INC.

2. The province or territory in Canada where the registered office is to be situated - La province ou le territoire au Canada où se situera le siège social

ON

3. The classes and any maximum number of shares that the corporation is authorized to issue - Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

5. Number (or minimum and maximum number) of directors - Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 1 Maximum: 10

6. Restrictions, if any, on business the corporation may carry on - Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

7. Other provisions, if any - Autres dispositions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

8. Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature
AIPING YOUNG	7 SANDFIELD ROAD, TORONTO, ONTARIO, CANADA, M3B 2B5	AIPING YOUNG
DONALD W. PATERSON	24 ELGIN AVENUE, TORONTO, ONTARIO, CANADA, M5R 1G6	DONALD PATERSON
GRAHAM STRACHAN	40 DEANEWOOD CRESCENT, ETOBICOKE, ONTARIO, CANADA, M9B 3B1	GRAHAM STRACHAN

Canada

Item 3 - Shares / Rubrique 3 - Actions

The Corporation is authorized to issue an unlimited number of common shares, with the rights, privileges, restrictions and conditions attaching to the common shares as follows:

(a) Payment of Dividends: The holders of the common shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

(c) Voting Rights: The holders of the common shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.

Item 4 - Restrictions on Share Transfers / Rubrique 4 - Restrictions sur le transfert des actions

No security of the Corporation, other than a non-convertible debt security, may be transferred without the consent of:

(a) the board of directors of the Corporation, expressed by a resolution duly passed at a meeting of the directors;

(b) a majority of the directors of the Corporation, expressed by an instrument or instruments in writing signed by such directors;

(c) the holders of the voting shares of the Corporation, expressed by a resolution duly passed at a meeting of the holders of voting shares; or

(d) the holders of the voting shares of the Corporation representing a majority of the votes attached to all the voting shares, expressed by an instrument or instruments in writing signed by such holders.

Item 6 - Restrictions - Business / Rubrique 6 - Restrictions - activité commerciale

None

Item 7 - Other Provisions / Rubrique 7 - Autres dispositions

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.